                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                  ___________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 3)/1/

                         Templeton China World Fund, Inc.
        --------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                   88018X102
        --------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
        --------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

         [X]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [_]   Rule 13d-1(d)



_____________________

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ----------------------                                   -------------------
  CUSIP No. 88018X102                 13G                  Page 2 of 4 Pages
 ----------------------                                   -------------------

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               President and Fellows of Harvard College
-------------------------------------------------------------------------------

                                                               (a)       [_]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)       [_]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts
-------------------------------------------------------------------------------

                         5.  SOLE VOTING POWER
        NUMBER OF
                                   4,675,301 shares
          SHARES        -------------------------------------------------------

       BENEFICIALLY      6.  SHARED VOTING POWER

         OWNED BY
                                   ---
           EACH         -------------------------------------------------------

        REPORTING        7.  SOLE DISPOSITIVE POWER

          PERSON
                                   4,675,301 shares
           WITH         -------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER


                                   ---
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,675,301 shares
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   24.2%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                   EP
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 4 Pages

                                 SCHEDULE 13G
                                 ------------


Item 1(a)   Name of Issuer:
                    Templeton China World Fund, Inc.

     1(b)   Address of Issuer's Principal Executive Offices:
                    500 East Broward Blvd.
                    Suite 2100
                    Fort Lauderdale, FL 33394

Item 2(a)   Name of Person Filing:
                    President and Fellows of Harvard College

     2(b)   Address of Principal Business Office or, if none, Residence:
                    c/o Harvard Management Company, Inc.
                    600 Atlantic Avenue
                    Boston, MA 02210

     2(c)   Citizenship:
                    Massachusetts

     2(d)   Title of Class of Securities:
                    Common Stock

     2(e)   CUSIP Number:
                    88018X102

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4      Ownership:

     4(a)   Amount beneficially owned:
                    4,675,301 shares

     4(b)   Percent of Class:
                    24.2%

     4(c)   Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                    4,675,301 shares

            (ii) shared power to vote or to direct the vote:
                    _________

                               Page 3 of 4 Pages

          (iii)  sole power to dispose or to direct the disposition of:
                    4,675,301 shares

          (iv)   shared power to dispose or to direct the disposition of:
                    ________

Item 5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9    Notice of Dissolution of Group:
                    Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                     By:/s/ Michael S. Pradko
                                        --------------------------------
                                     Name:   Michael S. Pradko
                                     Title:  Authorized Signatory

February 9, 2001

                               Page 4 of 4 pages